UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 15, 2019, Realm Therapeutics plc (the “Company”) announces that at the Company’s general meeting, held today in connection with the proposed Assets Disposal to Urgo, U.S. Inc., proposed adoption of the Investing Policy and proposed AIM Delisting, as announced in a circular to Shareholders dated February 15, 2019 (the Circular), all Resolutions were duly passed. Proxy figures will be displayed shortly on the Company's website at www.realmtx.com.

Completion of the Assets Disposal is expected to occur on March 28, 2019, assuming all remaining conditions are met. The AIM Delisting is expected to take effect from 7:00 a.m. (GMT) on March 27, 2019, with the last day of trading of the Ordinary Shares on AIM being March 26, 2019. The Company has agreed to absorb the cost of Shareholders converting their Ordinary Shares into American Depositary Shares (ADSs) until the date of the AIM Delisting. Shareholders can find information on how to convert their Ordinary Shares into ADSs on the Company’s website: www.realmtx.com in the Investors section under Events & Presentations, Annual and General Meetings in the 2019 Circular and Schedules 1 and 2 thereto. Shareholders wishing to convert their Ordinary Shares should ensure the relevant steps are completed in advance of the deadline of 5 p.m. on March 18, 2019 as noted in the Circular.

Following the cancellation of the Company’s Ordinary Shares to trading on AIM, N+1 Singer will cease to act as nominated adviser and broker to the Company.

Capitalized terms used but not defined in this announcement shall have the meanings given to them in the Circular.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibits

99.1	Press Release, dated March 15, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

March 15, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer